November 6, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

Office of Finance

100 F Street NE

Washington, DC 20549

Attention:	Ms. Michelle Miller

Ms. Bonnie Baynes

Ms. Lulu Cheng

Mr. John Dana Brown

Re:	Coinbase Global, Inc.

Form 10-K for Fiscal Year Ended December 31, 2022

Form 10-K for Fiscal Year Ended December 31, 2023

Form 10-Q for Fiscal Quarter Ended June 30, 2024

Response dated May 1, 2024

File No. 001-40289

Ladies and Gentlemen:

We have received your letter on behalf of our client, Coinbase Global, Inc. (the “Company”), dated October 18, 2024 (the “Staff Comment Letter”), conveying comments of the staff (the “Staff”) of the Securities and Exchange Commission regarding the above-referenced filings. In the Staff Comment Letter, you requested that the Company respond to the Staff’s comments within 10 business days or advise when it would provide a response. Per our telephone conversations and written correspondence on October 29, 2024 and November 6, 2024, on behalf of the Company, we advised the Staff that the Company will file a response by November 15, 2024.

***

Securities and Exchange Commission

November 6, 2024

Should the Staff have additional questions regarding the foregoing, please do not hesitate to contact me at (650) 335-7613 or Michael Brown (415) 875-2432.

Sincerely,

/s/ Ran Ben-Tzur

Ran Ben-Tzur
Partner
Fenwick & West LLP

CC:	Brian Armstrong

Alesia Haas

Paul Grewal, Esq.

Molly Abraham, Esq.

Coinbase Global, Inc.

Michael Brown, Esq.

Jennifer Hitchcock, Esq.

Fenwick & West LLP